Exhibit (4)(A13)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Retirement Choice Annuity Certificate or

TIAA Retirement Choice Plus Annuity Certificate

[Effective Date: Upon receipt/Specific date/Attached at issue]

This endorsement is part of your certificate with TIAA. It describes a change to your employer’s rights as the contractholder, and is provided for your information. It modifies a provision of your TIAA Retirement Choice Annuity Certificate or TIAA Retirement Choice Plus Annuity Certificate as follows.

The Contractholder Payments provision of the Retirement Choice Annuity Certificate and the second and third paragraphs of the Contractholder Rights provision of the Retirement Choice Plus Annuity Certificate are replaced with the following:

The contractholder has the right to withdraw the contract’s entire Traditional Annuity accumulation and/or the contract’s entire accumulation in an Investment Account. Contractholder payments from the Traditional Annuity accumulation are available to the contractholder as a series of payments of the contract’s entire Traditional Annuity accumulation. Under conditions described in the contract, TIAA may also offer the contractholder the option of a single lump-sum contractholder payment of the entire TIAA Traditional Annuity accumulation. A contractholder payment from an Investment Account accumulation will be a lump-sum payment of that Account’s entire accumulation under the contract. Under the contract’s current rate schedule, such contractholder withdrawal of the Traditional Annuity accumulation as a single lump-sum is subject to a [1.5%] surrender charge. Under the contract’s current rate schedule, any amounts that the contractholder withdraws from the Traditional Annuity as a series of [60 monthly] payments are subject to a [0%] surrender charge.

The contract does not require the contractholder to elect any withdrawals that would be subject to the surrender charge.

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